Ex-99.1

FLJ Group Limited Announces new Share Incentive Plan

SHANGHAI, China, November 18, 2022 -- FLJ Group Limited (NASDAQ: FLJ) (the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced that its board of directors has approved and adopted a new share incentive plan (the “2022 Plan”). The maximum number of shares available for issuance under the 2022 Plan is 2,500,000,000 Class B ordinary shares of the Company (the “Shares”). The board of directors has also approved the issuance of the Shares to an ESOP Platform, which is holding these Shares (representing 8.8% of the total outstanding share capital and 49.1% of the voting power of the Company) and will act upon the instructions from a senior management committee of the Company determined on a unanimous basis in relation to the voting and, prior to the vesting of the Shares to the relevant grantee of the share-based awards under the 2022 Plan, the disposition of the Shares. The Shares held by the ESOP Platform are reserved for share-based awards that the Company may grant in the future under the 2022 Plan. As of the date of this press release, no share-based awards have been granted under the 2022 Plan.

About FLJ Group Limited

FLJ Group Limited, formerly known as Q&K International Group Limited, is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. The Company leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of the Company’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables the Company to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

For investor and media inquiries, please contact:

FLJ Group Limited
E-mail: ir@qk365.com

Christensen
In China
Mr. Rene Vanguestaine
Phone: +86-10-5900-1548
E-mail: rvanguestaine@ChristensenIR.com

In the U.S.
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com